77d

The fund is required to comply with asset coverage tests and other investment restrictions set forth in your funds Bylaws. These requirements are imposed by the rating agencies that rate the funds preferred shares. In December, 2007, the funds Bylaws were amended to expand the categories of investments that may be counted toward meeting the asset coverage tests and to liberalize the calculations applied to those investments. The amendment effectively increases the funds ability to invest in various derivative and lower-rated instruments. Specifically, (a) zero coupon bonds and swaps (including total return swaps, interest rate swaps, currency swaps and credit default swaps) may now be included when performing asset coverage tests; (b) the minimum original issue size of a qualified municipal obligation has been reduced; (c) pre-refunded bonds will now be discounted like AAA/Aaa-rated bonds even if they are not re-rated; and (d) the discount factors assigned to investments will be reduced, making it easier for the fund to satisfy the asset coverage tests. This additional investment flexibility may increase the funds exposure to credit risk and to risks associated with derivatives, some of which are described below.